SETTLEMENT AGREEMENT AND RELEASE

This Settlement Agreement and Release (this "Agreement") is executed effective March __, 2010, between Who's Your Daddy, Inc., a Nevada corporation ("WYD") on the one hand, and Sacks Motor Sports, Inc. ("SMI") and Greg Sacks, an individual ("Greg") on the other hand. For lawful and adequate consideration, the receipt of which is acknowledged, WYD, Greg and SMI (each a "Party" and collectively the "Parties") agree as follows:

1. **Recitals.** This Agreement is entered into with reference to the following recital of essential facts:

    1.1.   SMI obtained a judgment against WYD in the amount of $1,790,000 on or about February 13, 2007 (the "Judgment") in the case commonly known as "In the Matter of the Arbitration between Sacks Motor Sports, Inc. AND Who's Your Daddy, Inc." (Re 33 199 Y 00279 06) and United States District Court case number 6:07cv862-ORL-28-DAB (collectively, the "Litigation").

    1.2.   The Parties desire to compromise and settle the Judgment, the Litigation, all matters which were or could have been asserted in the Litigation and all other claims and matters between them on the terms and conditions set forth in this Agreement.

2. **Settlement Terms.**

    2.1.   **Settlement Payment.** WYD will pay SMI the sum of One Hundred Thousand dollars ($100,000) on or before April 15, 2010 (the "Payment"). If WYD fails to make this payment, this Agreement will be deemed rescinded by the Parties and of no further force or effect.

    2.2.   **Stock.** WYD will cause a total of 1,000,000 (One Million) shares of WYD common stock to be delivered to SMI at the rate of 100,000 (One Hundred Thousand) shares per month for ten (10) consecutive months commencing July 15, 2010 (the "Shares"). Concurrently with the payment of the Payment to SMI, WYD will deliver ten (10) stock certificates (cumulatively representing the Shares) to Solomon Ward Seidenwurm & Smith, LLP ("SWSS") with an irrevocable instruction to mail to SMI one (1) of the stock certificates per month for ten (10) consecutive months commencing July 15, 2010. The Shares will be free-trading upon receipt of a legal opinion from WYD's counsel. SMI will not directly or indirectly sell, transfer or assign more than 100,000 (One Hundred Thousand) Shares during any thirty (30) day period at any time. If Sack sells, transfers or assigns any of the Shares other than through a sale on a public stock exchange, then such Shares will continue to be bound by this volume restriction and SMI will ensure that the recipient of such Shares abides by it. WYD may include an appropriate legend on any share certificate representing any Shares. For the avoidance of doubt, WYD will be deemed to have satisfied its obligations under this Section 2.2 upon its delivery of the certificates representing the Shares together with an irrevocable instruction letter to SWSS in the form attached to this Agreement as Exhibit A and SWSS acknowledging its receipt of the Shares and such letter.

2.3. Judgment. SMI and Greg will themselves, and cause all third parties to, immediately cease, desist and forbear from enforcing or attempting to enforce or collect upon the Judgment (including without limitation by seeking, making or implementing any orders, demands, levies, seizures, judgment liens, security interests, garnishments or other collections efforts). Immediately upon the satisfaction of WYD's obligations under Sections 2.1 and 2.2 above, SMI will (i) be deemed to have irrevocably waived, released and surrendered all rights relating to or arising from the Judgment, and (ii) immediately will take all actions reasonably requested by WYD to cause the Judgment to be permanently rendered of no force or effect including without limitation by stipulating to set aside and vacate the Judgment and cause then entire Litigation to be dismissed with prejudice. SMI will also take any further action requested by WYD to effectuate the termination and full release any liens, encumbrances, clouds on title, security interests or other indicia of the Judgment.

2.4. Rabbe. WYD will forbear from exercising any of its rights under its agreement with Edward Rabbe ("Rabbe") dated July 16, 2008 (the "Rabbe Agreement"), and, upon satisfaction of WYD's obligations under Sections 2.1 and 2.2 above, and upon SMI' satisfaction of its obligations under Section 2.3 above, WYD will irrevocably waive and release all of the rights it acquired from Rabbe under the Rabbe Agreement.

3. WYD's Release of Claims. In further consideration for the performance of SMI and Greg under this Agreement, WYD, on behalf of itself, its shareholders, officers, directors, affiliates, predecessors, successors, assigns, agents, directors, officers, employees, former employees, representatives, attorneys, and all persons acting by, through, under or in concert with any of them (the "WYD Releasors") hereby irrevocably, unconditionally and fully releases, acquits and forever discharges Greg, SMI and its current and former shareholders, officers, directors, affiliates, predecessors, successors, assigns, agents, employees, former employees, representatives, attorneys, and all persons acting by, through, under or in concert with any of them (the "Sacks Released Parties") from any and all claims, demands, actions, causes of action, losses and liabilities of any nature whatsoever, known or unknown, and suspected or unsuspected which WYD or any of the WYD Releasors has or may have against any of the Sacks Released Parties. This release of claims will not include any claims arising under this Agreement including without limitation from SMI's or Greg's breach of this Agreement.

4. SMI's and Greg's Release of Claims. Upon satisfaction of WYD's obligations under Sections 2.1 and 2.2 above, Greg and SMI, on behalf of itself, its shareholders, officers, directors, affiliates, predecessors, successors, assigns, agents, directors, officers, employees, former employees, representatives, attorneys, Marshall Lippman, and all persons acting by, through, under or in concert with any of them (the "Sacks Releasors") hereby irrevocably, unconditionally and fully releases, acquits and forever discharges WYD and its current and former shareholders, officers, directors, affiliates, predecessors, successors, assigns, agents,

directors, officers, employees, former employees, representatives, attorneys, and all persons acting by, through, under or in concert with any of them (the "WYD Released Parties") from any and all claims, demands, actions, causes of action, losses and liabilities of any nature whatsoever, known or unknown and suspected or unsuspected which Greg or SMI or any of the Sacks Releasors has or may have against any of the WYD Released Parties. This release of claims will not include any claims arising under this Agreement including without limitation from WYD's breach of this Agreement.

5. <u>Waiver of Statutory Rights</u>. Each Party hereby waives all rights which may exist under California Civil Code Section 1542 and/or any similar state or federal law. California Civil Code Section 1542 provides as follows:

> "A general release does not extend to claims which the creditor does not know or suspect to exist in his or her favor at the time of executing the release, which if known by him or her must have materially affected his or her settlement with the debtor."

6. <u>Representations and Warranties</u>. Each Party represents, warrants and covenants to the other Party that it (i) has not previously assigned or transferred in any manner, or purported or attempted to have assigned or transferred in any manner, and will not assign or transfer in any manner, any rights in or to the Judgment or any of the claims or rights described or set forth in Sections 3, 4 or 5 above (including without limitation, in the case of SMI, any rights under, to enforce or relating to the Judgment), and (ii) is duly authorized to enter into and perform all its obligations under this Agreement.

7. <u>No Admission of Liability</u>. Nothing in this Agreement will be construed as an admission of liability by or against either Party.

8. <u>Governing Law; Venue</u>. This Agreement will be governed by and construed in accordance with the laws of the State of California. For purposes of venue and jurisdiction, this Agreement will be deemed made and to be performed in San Diego, California.

9. <u>Further Assurances</u>. Each Party to this Agreement will execute all instruments and documents and take all actions as may be reasonably required to effectuate this Agreement.

10. <u>Attorneys' Fees</u>. In the event any litigation, arbitration, mediation, or other proceeding ("Proceeding") is initiated by any Party against any other Party) to enforce, interpret or otherwise obtain judicial or quasi-judicial relief in connection with this Agreement, the prevailing party in such Proceeding will be entitled to recover from the unsuccessful party all costs, expenses, actual attorney's and expert witness fees, relating to or arising out of (a) such Proceeding (whether or not such Proceeding proceeds to judgment), and (a) any post-judgment or post-award proceeding including without limitation one to enforce any judgment or award resulting from any such Proceeding. Any such judgment or

award will contain a specific provision for the recovery of all such subsequently incurred costs, expenses, actual attorney's and expert witness fees.

11. <u>Modification</u>. This Agreement may be modified only by a contract in writing executed by both Parties.

12. <u>Prior Understandings</u>. This Agreement contains the entire agreement between the Parties to this Agreement with respect to the subject matter of this Agreement and is intended as a complete and exclusive statement of the terms of such agreement.

13. <u>Partial Invalidity</u>. Each provision of this Agreement will be valid and enforceable to the fullest extent permitted by law. If any provision of this Agreement or the application of such provision to any person or circumstance will, to any extent, be invalid or unenforceable, the remainder of this Agreement, or the application of such provision to persons or circumstances other than those as to which it is held invalid or unenforceable, will not be affected by such invalidity or unenforceability, unless such provision or such application of such provision is essential to this Agreement.

14. <u>Waiver</u>. Any waiver of a default under this Agreement must be in writing and will not be a waiver of any other default concerning the same or any other provision of this Agreement.

15. <u>Drafting Ambiguities</u>. Each Party has reviewed and revised and had the opportunity to have such Party's legal counsel review and revise this Agreement. The rule of construction that any ambiguities are to be resolved against the drafting Party will not be employed in the interpretation of this Agreement.

16. <u>Counterparts</u>. This Agreement may be executed in counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. A facsimile or electronic transmission of any signature to this Agreement is acceptable and holds the same force and effect as any original or otherwise photocopied signature.

17. <u>Non-Disparagement</u>. No Party will disparage or otherwise publish or communicate "derogatory" statements or opinions about the other Party or such Party's practices, businesses or personnel, to any person or entity, be it orally or in writing. For purposes of this Agreement, "derogatory" means a statement that detracts from another's character, standing, or reputation.

[signatures on following page]

Who's Your Daddy, Inc.
a Nevada corporation

By: _____

Its: _____

Sacks Motor Sports, Inc.

By: _____

Its: _____

_____
Greg Sacks, an individual

Exhibit A

Form of Instruction Letter

March __, 2010

Dear Solomon Ward Seidenwurm & Smith, LLP

In connection with that certain Settlement Agreement and Release executed effective March __, 2010, between Who's Your Daddy, Inc., a Nevada corporation ("WYD") on the one hand, and Sacks Motor Sports, Inc. ("SMI") and Greg Sacks, an individual ("Greg") on the other hand, we are delivering to you together with this irrevocable instruction letter a total of 1,000,000 (One Million) shares of WYD common stock in the form of ten (10) shares certificates of 100,000 (One Hundred Thousand) each (each a "Certificate") in the name of Sacks Motor Sports, Inc..

You are hereby irrevocably instructed to release one (1) Certificate per month for ten (10) consecutive months commencing July 15, 2010 (the "Shares") to SMI at _____ [address].

We will send you written notice no later than the tenth (10th) calendar day of each month to remind you to do so.

Should any dispute arise with respect to the Shares or any Certificate, your sole duty will be to interplead the remaining Certificates with the Superior Court in San Diego County and provide notice to WYD and SMI accordingly.

Sincerely,

Who's Your Daddy, Inc.,
a Nevada corporation

By: _____
      Mike Dunn, President